Contact: Thomas E. Kiraly
                  Executive Vice President and
                  Chief Financial Officer
                  (617) 367-2163, Ext. 5101


                 CONCENTRA MANAGED CARE COMMENCES TENDER OFFERS
               FOR ITS 6% CONVERTIBLE SUBORDINATED NOTES DUE 2001
              AND ITS 4.5% CONVERTIBLE SUBORDINATED NOTES DUE 2003


         BOSTON, Mass. (July 20, 1999) - Concentra Managed Care, Inc. (Nasdaq/NM: CCMC) ("Concentra" or the "Company") today announced that it has commenced tender offers to purchase all of its outstanding 6% Convertible Subordinated Notes due 2001 for a cash purchase price of $1,002.50 per $1,000 principal amount of such notes, plus accrued and unpaid interest up to, but not including, the date of payment and all of its outstanding 4.5% Convertible Subordinated Notes due 2003 for a cash purchase price of $1,001.25 per $1,000 principal amount of such notes, plus accrued and unpaid interest up to, but not including, the date of payment.

         The tender offers will expire at 5:00 p.m., New York City time, on Tuesday, August 17, 1999, unless extended.

         Donaldson Lufkin & Jenrette is the Dealer Manager and MacKenzie Partners is the Information Agent for the tender offers.

         Concentra Managed Care is the leading provider and comprehensive outsource solution for cost containment and fully integrated care management in the occupational, auto, and group healthcare markets. Concentra offers prospective and retrospective services to employers and insurers of all sizes, providing pre-employment testing, loss prevention services, first report of injury, injury care, specialist networks and specialized cost containment to the disability and automobile injury markets. Currently, the Company operates the nation's largest network of occupational healthcare centers, managing the practices of approximately 334 physicians located in 188 centers in 55 markets in 29 states. The Company has approximately 1,100 field case managers who provide medical management and return to work services in 49 states, the District of Columbia, and Canada. The Company also has 84 service locations that provide specialized cost containment services including utilization management, telephonic case management, first notice of loss reporting, and retrospective bill review.

         This news release is neither an offer to purchase nor a solicitation of an offer to sell securities.

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